Weil, Gotshal & Manges LLP	Wachtell, Lipton, Rosen & Katz

767 Fifth Avenue	51 West 52nd Street
New York, NY 10153-0119	New York, New York 10019
+1 212 310 8000 tel	212.403.1000 (telephone)
+1 212 310 8007 fax	212.403.2000 (facsimile)

Thomas A. Roberts	David A. Katz
+1 212 310 8479	212.403.1309 (tel.)
thomas.roberts@weil.com	DAKatz@wlrk.com

VIA EDGAR TRANSMISSION

January 30, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mara L. Ransom, Assistant Director, Office of Mergers & Acquisitions

Re:	Kinder Morgan, Inc.
File No. 333-177895

Dear Ms. Ransom:

On behalf of our clients, Kinder Morgan, Inc. (“Kinder Morgan” or the “Company”) and El Paso Corporation (“El Paso” and, together with Kinder Morgan, the “parties”), please find a response to the comment of the staff of the Securities and Exchange Commission (the “Staff”) to Kinder Morgan (File No. 333-177895) of January 27, 2012 with regard to the above captioned Registration Statement on Form S-4 filed by the Company on November 10, 2011, as amended by Amendment No. 1 filed on December 14, 2011 and Amendment No. 2 filed on January 3, 2012 (the “Registration Statement”).

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

January 30, 2011

The Company is filing concurrently with this letter those pages of the Registration Statement which include revisions to the Registration Statement in response to the Staff’s comment below and which generally update the information contained therein.

Unaudited Pro Forma Condensed Combined Financial Information, page 390

(i), page 397

1. We have reviewed your response to comment 4 in our letter dated January 13, 2012. Please note that we view the regulatory offset that should be recorded upon consummation of the acquisition as a proxy for the regulatory asset that would be recorded in the event such debt was extinguished at an amount higher than carrying value for rate making purposes. If the premium paid upon extinguishment is probable of recovery, we believe the fair value adjustment gives rise to the regulatory offset. Furthermore, we view ASC 980-20-15-2 as being applicable to any entity, including a non-regulated parent, that has regulated operations that meet the criteria for specialized accounting contained in ASC 980-20-15-2. Please revise.

In response to the Staff’s comment, the parties respectfully submit the enclosed pages of the Registration Statement which include revisions to the Registration Statement.

If you have any questions or would like to discuss any of the responses, please do not hesitate to call Tom (212-310-8479), Jay Tabor (212-746-7889) or David (212-402-1309) or, if more convenient, contact us via e-mail (thomas.roberts@weil.com, jay.tabor@weil.com or dakatz@wlrk.com).

Sincerely,	Sincerely,

/s/ Thomas A. Roberts	/s/ David A. Katz

Thomas A. Roberts	David A. Katz

cc:	Joseph Listengart
Vice President, General Counsel and Secretary
Kinder Morgan, Inc.

Robert W. Baker
Executive Vice President and General Counsel
El Paso Corporation

R. Jay Tabor
Partner
Weil, Gotshal & Manges LLP

Gary W. Orloff
Partner
Bracewell & Giuliani LLP

Selected Unaudited Pro Forma Condensed Combined Financial Information

The transactions will be accounted for under the purchase method of accounting, which means the assets and liabilities of El Paso will be recorded, as of the closing date of the transactions, at their respective estimated fair values and added to those of Kinder Morgan. For a more detailed description of the purchase method of accounting, see “The Transactions—Accounting Treatment of the Transactions” in this information statement/proxy statement/prospectus.

Set forth below is selected unaudited pro forma condensed combined financial information that reflects the purchase method of accounting and gives effect to the transactions, in the case of the statement of income information, as though the second merger had occurred as of January 1, 2010 and, in the case of the balance sheet information, as though the second merger had occurred as of September 30, 2011.

The unaudited pro forma condensed combined financial information has been prepared giving effect to (1) the issuance of shares of Kinder Morgan Class P common stock, (2) the incurrence of debt primarily associated with the cash portion of the purchase price and (3) the issuance of warrants, all as part of the merger consideration.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations or financial position of Kinder Morgan would have been if the transactions had in fact occurred on the dates or for the periods indicated, nor does it purport to project the results of operations or financial position of Kinder Morgan for any future periods or as of any date. The unaudited pro forma condensed combined financial information does not give effect to any cost savings, operating synergies, and revenue enhancements expected to result from the acquisition or the costs to achieve these cost savings, operating synergies, and revenue enhancements. In addition, the unaudited pro forma condensed combined financial information presents EP Energy Corporation, El Paso’s exploration and production business (referred to as “EP Energy”) as current assets and liabilities held for sale as of September 30, 2011 and discontinued operations beginning January 1, 2010, as Kinder Morgan intends to sell the assets of EP Energy in conjunction with the closing of the transactions or shortly thereafter.

The following selected unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes presented elsewhere in this information statement/proxy statement/prospectus.

	Nine Months Ended September 30, 2011	Year Ended December 31, 2010
	(in millions, except per share data)
Condensed Combined Statement of Income from Continuing Operations Information:
Operating revenues	$8,392.8	$10,963.0
Income from continuing operations	303.0	722.1
Net income attributable to Kinder Morgan	213.2	428.6
Diluted earnings per share of Class P common stock from continuing operations	0.13	0.19
Diluted weighted average number of Class P shares outstanding	1,036.5	1,036.1

As of September 30, 2011
(in millions)
Condensed Combined Balance Sheet Information:
Total assets	$76,358.4

Long-term debt	$31,431.7

Total liabilities	$52,280.0

Total Kinder Morgan stockholders’ equity	$14,642.4
Non-controlling interest	9,436.0

Total stockholders’ equity	$24,078.4

Differences between these preliminary estimates and the final purchase accounting will occur, and these differences could have a material impact on the unaudited pro forma combined per share information set forth in the following table.

The unaudited pro forma for IPO and EP per share information of Kinder Morgan does not purport to represent the actual results of operations that Kinder Morgan would have achieved or dividends that would have been declared had the companies been combined during these periods or to project the future results of operations that Kinder Morgan may achieve or the dividends it may declare after the second merger.

	As of and for the Nine Months Ended September 30, 2011	As of and for the Year Ended December 31, 2010
Kinder Morgan Per Share of Class P Common Stock
Income from continuing operations—basic (a)
Historical	$0.52	N/A
Pro forma for IPO (b)	$0.62	$(0.06)
Pro forma for IPO and EP (c) (d)	$0.13	$0.19
Income from continuing operations—diluted (a)
Historical	$0.52	N/A
Pro forma for IPO (b)	$0.62	$(0.06)
Pro forma for IPO and EP (c) (d)	$0.13	$0.19
Cash dividends declared
Historical (e)	$0.74	N/A
Pro forma for IPO (b) (f)	$0.89	$1.07
Pro forma for IPO and EP (c) (g)	$0.63	$0.76
Book Value
Historical	$4.89	N/A
Pro forma for IPO (b) (h)	$4.89	$4.86
Pro forma for IPO and EP (c) (i)	$14.13	N/A

El Paso Per Share of Common Stock
Income (loss) from continuing operations—basic
Historical	$(0.06)	$1.03
Equivalent pro forma (j)	$0.13	$0.18
Income (loss) from continuing operations—diluted
Historical	$(0.06)	$1.00
Equivalent pro forma (j)	$0.13	$0.18
Cash dividends declared
Historical	$0.03	$0.04
Equivalent pro forma (j)	0.61	$0.73
Book Value
Historical	$5.68	$5.56
Equivalent pro forma (j)	$13.61	N/A

(a)	Earnings per share amounts are calculated using the two-class method. Earnings are allocated to each class of common stock based on the amount of dividends declared in the current period for each class of stock plus an allocation of the undistributed earnings or excess distributions over earnings to the extent that each security shares in undistributed earnings or excess distributions over earnings. For the investor retained stock, the allocation of undistributed earnings or excess distributions over earnings is in direct proportion to the maximum number of Class P shares into which it can convert.

KINDER MORGAN, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2011

(In millions)

	Historical		Pro Forma Adjustments			Pro Forma Combined
	Kinder Morgan	El Paso	EP Energy Sale(a)	El Paso Acquisition(b)
ASSETS
Current assets	$1,478.2	$1,627.0	$(554.0)	$(6.5)	(c)	$2,682.8
				138.1	(d)
Current assets held for sale	—	—	4,739.0	4,337.0	(a)	9,076.0

Total current assets	1,478.2	1,627.0	4,185.0	4,468.6		11,758.8
Property, plant and equipment, net	17,715.9	18,738.0	(3,770.0)	(1,948.2)	(e)	30,735.7
Investments	3,668.7	2,756.0	(357.0)	503.0	(f)	6,570.7
Goodwill	4,940.6	—	—	18,238.5	(g)	23,179.1
Deferred charges and other assets	2,354.0	957.0	(58.0)	861.1	(h)	4,114.1

Total Assets	$30,157.4	$24,078.0	$—	$22,123.0		$76,358.4

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	$4,395.0	$2,242.0	$(600.0)	$7,500.0	(i)	$13,555.5
				25.0	(j)
				(6.5)	(c)
Current liabilities held for sale	—	—	1,627.0	—		1,627.0

Total current liabilities	4,395.0	2,242.0	1,027.0	7,518.5		15,182.5

Long-term debt	13,851.5	12,531.0	(551.0)	5,600.2	(i)	31,431.7

Deferred income taxes	2,226.3	527.0	(295.0)	828.4	(k)	3,286.7
Other long-term liabilities and deferred credits	937.1	1,623.0	(181.0)	—		2,379.1

Total other long-term liabilities and deferred credits	3,163.4	2,150.0	(476.0)	828.4		5,665.8

Stockholders’ equity
Class P shares	1.1	—	—	3.3	(m)	4.4
Class A shares	6.0	—	—	—		6.0
Class B shares	1.0	—	—	—		1.0
Class C shares	—	—	—	—		—
Common stock	—	2,357.0	—	(2,357.0)	(l)	—
Additional paid-in capital	3,423.3	5,449.0	—	(5,449.0)	(l)	14,622.8
				11,199.5	(m)
Retained earnings (accumulated deficit)	56.5	(2,478.0)	—	2,478.0	(l)	40.6
				(15.9)	(j)
Accumulated other comprehensive loss	(32.4)	(669.0)	—	669.0	(l)	(32.4)
Treasury stock	—	(283.0)	—	283.0	(l)	—

Total Kinder Morgan Stockholders’ Equity	3,455.5	4,376.0	—	6,810.9		14,642.4
Noncontrolling interests	5,292.0	2,779.0	—	1,365.0	(n)	9,436.0

Total Stockholders’ Equity	8,747.5	7,155.0	—	8,175.9		24,078.4

Total Liabilities and Stockholders’ Equity	$30,157.4	$24,078.0	$—	$22,123.0		$76,358.4

The accompanying notes are an integral part of these

unaudited pro forma condensed combined financial statements.

KINDER MORGAN, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

(In millions, except per share amounts)

	Historical		Pro Forma Adjustments				Pro Forma Combined
	Kinder Morgan	El Paso	EP Energy Sale(a)	El Paso Acquisition(b)
Operating revenues	$6,247.6	$3,628.0	$(1,438.0)	$(44.8)	(o	)	$8,392.8

Operating costs and expenses
Gas purchases and other costs of sales	2,641.5	135.0	(58.0)	(44.8)	(o	)	2,673.7
Other operating expenses	2,537.0	2,778.0	(947.5)	(31.5)	(p	)	4,336.0

Total operating costs and expenses	5,178.5	2,913.0	(1,005.5)	(76.3)			7,009.7

Operating income	1,069.1	715.0	(432.5)	31.5			1,383.1

Other income and (expenses)
Equity in earnings of other equity investments	214.7	98.0	4.0	—			316.7
Interest expense, net	(524.2)	(721.0)	7.0	(69.4)	(q	)	(1,307.6)
Other, net	(142.0)	17.0	4.0	—			(121.0)

Total other income and (expenses)	(451.5)	(606.0)	15.0	(69.4)			(1,111.9)

Income (loss) from continuing operations before income taxes	617.6	109.0	(417.5)	(37.9)			271.2
Income tax expense (benefit)	250.2	(73.0)	(190.6)	(18.4)	(r	)	(31.8)

Income (loss) from continuing operations	367.4	182.0	(226.9)	(19.5)			303.0
Income (loss) from discontinued operations, net of tax	(0.5)	—	226.9	(149.3)	(s	)	77.1

Net income (loss)	366.9	182.0	—	(168.8)			380.1
Net loss (income) attributable to noncontrolling interests	71.7	(226.0)	—	(12.6)	(t	)	(166.9)

Net income (loss) attributable to Kinder Morgan	$438.6	$(44.0)	$—	$(181.4)			$213.2

Basic Earnings Per Common Share from Continuing Operations
Class P shares	$0.52						$0.13	(w	)
Class A shares	$0.48						$0.09	(w	)
Basic Weighted Average Number of Shares Outstanding
Class P shares	110.8			329.1	(u	)	440.0
				0.1	(v	)
Class A shares	596.2			(0.1)	(v	)	596.1
Diluted Earnings Per Common Share from Continuing Operations
Class P shares	$0.52						$0.13	(w	)
Class A shares	$0.48						$0.09	(w	)
Diluted Weighted Average Number of Shares Outstanding
Class P shares	707.4			329.1	(u	)	1,036.5
Class A shares	596.2			(0.1)	(v	)	596.1

The accompanying notes are an integral part of these

unaudited pro forma condensed combined financial statements.

KINDER MORGAN, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

(In millions, except per share amounts)

	Historical		Pro Forma Adjustments
	Kinder Morgan	El Paso	EP Energy Sale(a)	El Paso Acquisition(b)			Pro Forma Combined
Operating revenues	$8,190.6	$4,616.0	$(1,789.0)	$(54.6)	(o	)	$10,963.0

Operating costs and expenses
Gas purchases and other costs of sales	3,612.9	218.0	(88.0)	(54.6)	(o	)	3,688.3
Other operating expenses	3,297.0	2,355.0	(946.8)	(42.0)	(p	)	4,663.2

Total operating costs and expenses	6,909.9	2,573.0	(1,034.8)	(96.6)			8,351.5

Operating income	1,280.7	2,043.0	(754.2)	42.0			2,611.5

Other income and (expenses)
Equity in earnings of other equity investments	(186.2)	188.0	7.0	—			8.8
Interest expense, net	(668.3)	(1,031.0)	16.0	(116.8)	(q	)	(1,800.1)
Other, net	41.7	110.0	(3.0)	—			148.7

Total other income and (expenses)	(812.8)	(733.0)	20.0	(116.8)			(1,642.6)

Income(loss) from continuing operations before income taxes	467.9	1,310.0	(734.2)	(74.8)			968.9
Income tax expense (benefit)	167.6	386.0	(273.5)	(33.3)	(r	)	246.8

Income (loss) from continuing operations	300.3	924.0	(460.7)	(41.5)			722.1
Income (loss) from discontinued operations, net of tax	(0.7)	—	460.7	(229.8)	(s	)	230.2

Net income (loss)	299.6	924.0	—	(271.3)			952.3
Net income attributable to noncontrolling interests	(340.9)	(166.0)	—	(16.8)	(t	)	(523.7)

Net (loss) income attributable to Kinder Morgan	$(41.3)	$758.0	$—	$(288.1)			$428.6

Basic Earnings Per Common Share from Continuing Operations
Class P shares							$0.19	(x	)
Class A shares							$0.19	(x	)
Basic Weighted Average Number of Shares Outstanding
Class P shares				110.9	(v	)	440.0
				329.1	(u	)
Class A shares				596.1	(v	)	596.1
Diluted Earnings Per Common Share from Continuing Operations
Class P shares							$0.19	(x	)
Class A shares							$0.19	(x	)
Diluted Weighted Average Number of Shares Outstanding
Class P shares				707.0	(v	)	1,036.1
				329.1	(u	)
Class A shares				596.1	(v	)	596.1

The accompanying notes are an integral part of these

unaudited pro forma condensed combined financial statements.

Unaudited pro forma condensed combined income statements:

•

Interest expense will shift from continuing operations to discontinued operations in the amount of $3.1 million and $4.8 million for the nine months ended September 30, 2011 and year ended December 31, 2010, respectively. Net of income taxes of 36.3% the impact is $2.0 million and $3.1 million for the nine months ended September 30, 2011 and year ended December 31, 2010, respectively.

A decrease of $100 million in the sales price would have the opposite impact to the accompanying Unaudited Pro Forma Statements.

Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

(b)	Represents pro forma adjustments to reflect the proposed transactions under the purchase method of accounting. Under the purchase method of accounting, tangible and identifiable intangible assets acquired and liabilities assumed are recorded at their estimated fair values. The excess of the purchase price over the preliminary estimated fair value of net assets acquired is classified as goodwill on the accompanying unaudited pro forma condensed combined balance sheet. Such goodwill is not amortized but will be evaluated for impairment on, at least, an annual basis. The estimated fair values and useful lives of assets acquired and liabilities assumed are based on preliminary management estimates and are subject to final valuation adjustments which may cause some of the amounts ultimately recorded as goodwill to be materially different from those shown on the unaudited pro forma condensed combined balance sheet. The preliminary estimates used to prepare the pro forma information presented will be updated after the closing of the transactions based upon management’s final analysis prepared with the assistance of third party valuation advisors. The price at which the warrants will trade, as well as the ultimate value to be realized with respect to the warrants, is uncertain. Recognizing that it is not possible to determine a precise fair market value of the warrants at this time, Kinder Morgan and El Paso have had Morgan Stanley, Evercore and Barclays each independently value the warrants using Black-Scholes and other valuation methods. Based on the valuation ranges calculated by the financial advisors, Kinder Morgan estimates the fair value, in accordance with ASC 820, Fair Value Measurements and Disclosures, to be approximately $1.50 per warrant.

The following is a preliminary estimate of the purchase price for El Paso (in millions, except per share and per warrant amounts):

Purchase Price:
El Paso shares outstanding	765.3
Dilutive effect of El Paso outstanding restricted stock and stock options	20.8

Total El Paso shares assumed to be subject to conversion	786.1
Cash conversion amount per El Paso share	$14.65

Cash portion of purchase price (assumed to be funded through borrowings)	$11,516.6

Total El Paso shares assumed to be subject to conversion	786.1
El Paso share conversion rate	0.4187

Total Kinder Morgan Class P common shares assumed to be issued	329.1
Kinder Morgan Class P common share closing price as of January 27, 2012 (1)	$32.38

Assumed fair value of equity portion of purchase price	$10,657.8

Total El Paso shares assumed to be subject to conversion	786.1
Exchange rate for Kinder Morgan warrants	0.64

Total Kinder Morgan warrants assumed to be issued	503.1
Kinder Morgan warrant estimated fair value per warrant	$1.50

Assumed fair value of Kinder Morgan warrants portion of purchase price	$754.7

Total consideration assumed to be paid (excluding debt assumed)	$22,929.1
Less: El Paso share based awards to be expensed (2)	(209.7)

Purchase price before noncontrolling interest	22,719.4

Fair value of noncontrolling interests in EPB (3)	4,144.0

Total purchase price and fair value of noncontrolling interests	$26,863.4

(1)	The final purchase price will be based on the fair value of Kinder Morgan’s Class P common stock and Kinder Morgan warrants as of the closing date. Because the El Paso share conversion rate and the exchange rate for the warrants are fixed, the market value of the shares of Kinder Morgan Class P common stock and/or Kinder Morgan warrants that El Paso stockholders receive as part of the merger consideration may vary significantly from the purchase price calculated above. A 5% change in the market value of Kinder Morgan stock would result in an increase or decrease to the total purchase price of approximately $533 million (assuming no change in the value of the Kinder Morgan warrants). A 20% change in the fair value of Kinder Morgan warrants would result in an increase or decrease to the total purchase price of approximately $150 million. The impact of this change on the purchase price allocation would be to increase or decrease the amount of goodwill recognized in this transaction.

(2)	Represents an estimate of the portion of the fair value of El Paso’s share based awards pertaining to post-combination service, as of September 30, 2011, which will be excluded from the merger consideration and will be immediately expensed in Kinder Morgan’s post-combination financial statements as no post-combination service is required of the recipients. The final fair value of El Paso’s share based awards will be determined as of the closing date and will be impacted by the market value of Kinder Morgan Class P common stock and/or Kinder Morgan warrants exchanged for settlement of these awards. In addition, the allocation of fair value to post-combination service will decrease as more time passes between the grant dates of El Paso’s share based awards and the closing date of this transaction. For example, if this calculation were updated as of December 31, 2011 with no changes to valuation other than the passage of time, the estimated portion of the fair value allocated to post-combination service would decrease from $209.7 million to $167.4 million.

(3)	The fair value of noncontrolling interests associated with El Paso’s investment in EPB is based on the 117.3 million EPB common units outstanding to the public as of January 27, 2012, which has not materially changed since September 30, 2011, and valued at EPB’s January 27, 2012 closing price of $35.33 per common unit. The final fair value of noncontrolling interest will be based on the number of EPB common units outstanding and the price of EPB’s common units as of the closing date.

The preliminary allocation of the purchase price is as follows (in millions):

Purchase Price Allocation:
Current assets	$1,066.5
Current assets held for sale	9,076.0
Goodwill	18,238.5
Investments	2,902.0
Property, plant and equipment, net	13,019.8
Deferred charges and other assets	1,614.8
Current liabilities	(2,335.5)
Current liabilities held for sale	(1,627.0)
Deferred income taxes	(1,069.5)
Other deferred credits	(1,442.0)
Long-term debt	(12,580.2)

Total purchase price and fair value of noncontrolling interests	$26,863.4

(c)	To eliminate balances between Kinder Morgan and El Paso.

(d)	Represents amounts expected to be borrowed in excess of the purchase price net of financing fees. Kinder Morgan expects to borrow approximately $283.4 million in excess of the cash purchase price. Of this amount, approximately $145.3 million will be used to pay financing fees and the balance will be used to pay transaction expenses, such as financial advisory, legal, accounting, printing and filing fees and severance costs. Severance costs included herein will be expensed in Kinder Morgan’s post-combination financial statements. When the allocation of other costs between expense and capital can be reasonably determined, El Paso and Kinder Morgan will either (i) expense their respective financial advisory, legal, accounting, printing and filing fees incurred in connection with the transactions in their respective financial statements for the periods prior to the closing of the transactions or (ii) capitalize any of these fees incurred to issue debt or equity securities in accordance with other applicable U.S. GAAP.

(e)	Represents a pro forma adjustment to property, plant and equipment for historical excess purchase costs associated with El Paso’s acquisitions of regulated assets. This adjustment is necessary to reflect El Paso’s property, plant and equipment balances at their estimated regulatory fair value in conformity with Kinder Morgan’s accounting policy.

(f)	To adjust the carrying value of El Paso’s equity investments to estimated fair value.

(g)	To reflect the establishment of goodwill, estimated as the excess of merger consideration (including cash, Class P common shares, warrants and the fair value of noncontrolling interests) over the estimated fair value of the assets acquired and liabilities assumed.

(h)	Represents the net adjustment to deferred charges and other assets to reflect (i) an $827.8 million regulatory offset to the fair value of debt adjustment recorded on debt in regulated companies, (ii) $145.3 million in new debt issuance costs associated with the incremental debt issued in the transactions and (iii) a $112.0 million adjustment of El Paso’s historical debt issuance costs to its estimated fair value of zero.

(i)	Represents the net adjustment to short term and long term debt to (i) reflect the issuance of $6.8 billion in short term debt to fund a portion of the cash purchase price, (ii) reflect the issuance of $4.7 billion long term debt to fund a portion of the cash purchase price, (iii) reflect the $700.0 million repayment of El Paso’s September 30, 2011 outstanding balance on its revolving credit facility which is classified as long term debt and a $700.0 million borrowing on Kinder Morgan’s upsized credit facility which is classified as short term debt, (iv) reflect the issuance of $283.4 million of long-term debt borrowed in excess of cash purchase price, and (v) adjust the carrying value of El Paso’s long term debt to its estimated fair value as of September 30, 2011 ($1.3 billion).

(j)	To reflect approximately $25 million ($15.9 million after-tax) for known contractual severance costs for certain identified employees that will be involuntarily terminated. These severance costs will be expensed in Kinder Morgan’s post-combination financial statements. A plan to identify additional employees will be completed shortly before the consummation date of transactions. Additional severance costs are likely, however, the amount of these costs is not known at this time.

(k)	To reflect the impact on deferred taxes resulting from the tax effects of other pro forma balance sheet adjustments described herein using Kinder Morgan’s statutory federal and state tax rate of 36.3%.

(l)	To reflect the elimination of the historical stockholders’ equity balances of El Paso.

(m)	Represents the fair value of Kinder Morgan Class P common stock and warrants issued as part of the purchase price ($3.3 million to Class P shares par value and $11.2 billion to additional paid-in-capital).

(n)	To adjust the carrying value of noncontrolling interests associated with EPB to fair value based on the 117.3 million EPB common units outstanding to the public as of January 27, 2012 and valued at EPB’s January 27, 2012 closing price of $35.33 per common unit. The final fair value of noncontrolling interest will be based on the number of EPB common units outstanding and the price of EPB’s common units as of the closing date.

Unaudited Pro Forma Condensed Combined Statements of Income Adjustments

(o)	To eliminate activity between Kinder Morgan and El Paso.

(p)	Represents a pro forma adjustment to depreciation expense related to the adjustment of property, plant and equipment for the historical excess purchase costs associated with El Paso’s acquisitions of regulated assets, as discussed in footnote (e) above. These historical excess purchase costs on regulated assets were previously being depreciated over approximately 60 years.

(q)

	Nine Months Ended September 30, 2011	Year Ended December 31, 2010
	(in millions)
Interest expense on debt issued in these transactions (1)	$(130.6)	$(174.1)
Amortization of debt issuance costs (2)	(6.4)	(36.6)
Debt refinanced in conjunction with these transactions (3)	(8.0)	(6.2)
Amortization of fair value adjustment to El Paso’s debt (4)	105.5	140.6
Amortization of regulatory offset to fair value adjustment to El Paso’s debt (5)	(52.9)	(70.5)
Reversal of El Paso’s amortization of capitalized debt issuance costs (6)	23.0	30.0

Pro forma adjustments to interest expense	$(69.4)	$(116.8)

(1)	Represents incremental interest expense associated with continuing operations on the debt issued in these transactions. Kinder Morgan has obtained an $11.8 billion financing commitment from a syndicate of banks. The incremental debt issued will have two components (i) a $6.8 billion 364-day senior secured term loan credit facility which will bear interest at LIBOR plus 300 basis points (based on Kinder Morgan’s current credit rating) (referred to as the “364-Day Facility”) and (ii) a $5.0 billion three year senior secured term loan credit facility which will bear interest at LIBOR plus 350 basis points (based on Kinder Morgan’s current credit rating) (referred to as the “Term Facility). The spread over LIBOR on the 364-Day Facility and the Term Facility may increase or decrease based on Kinder Morgan’s credit ratings. The 364-Day Facility provides for additional fees as well as an increase in LIBOR margin during the 364-day term. See “Description of the Debt Financing.”

For purposes of these Unaudited Pro Forma Statements, it was assumed that the incremental $11.8 billion of debt would have an average annual interest cost of 4.0%. A change of 0.125% in the effective interest rate on the incremental debt would cause a change in annual interest expense of $9.4 million, net of income tax.

(2)	Represents amortization of debt issuance costs associated with continuing operations on the debt issued in these transactions over the lives of the two debt facilities.

(3)	Represents increased interest expense associated with the debt refinanced in conjunction with the transactions. In conjunction with the transactions, Kinder Morgan will upsize its existing senior secured revolving credit facility from $1.0 billion to $1.5 billion, repay the $700 million outstanding as of September 30, 2011 on El Paso’s revolving credit facility using the upsized Kinder Morgan credit facility, and retire the El Paso credit facility. The rate difference between (i) Kinder Morgan’s upsized credit facility and its existing credit facility (approximately 187.5 basis points) and (ii) Kinder Morgan’s upsized credit facility and El Paso’s credit facility (approximately 75 basis points) is reflected herein. See “Description of the Debt Financing.”

(4)	Represents the reduction of interest expense for the amortization of the fair value of El Paso’s debt purchase price adjustment using the effective interest rate method. The estimated future reduction of interest expense for the amortization of the fair value of debt purchase price adjustment for each of the next five fiscal years (2012 – 2016) would be approximately $140 million, $137 million, $128 million, $126 million and $103 million.
(5)	Represents the increase of interest expense for the amortization of the regulatory offset to the fair value adjustment to El Paso’s debt in regulated subsidiaries. The estimated future amortization expense related to this regulatory offset for each of the next five fiscal years (2012 – 2016) would be approximately $70 million, $73 million, $76 million, $77 million and $57 million, respectively.

(6)	Represents the reversal of El Paso’s historical amortization expense associated with its capitalized debt issuance costs, which is included in El Paso’s historical interest expense for the nine months ended September 30, 2011 and the year ended December 31, 2010.

(r)	Pro forma adjustment to income tax expense, calculated using Kinder Morgan’s statutory federal and state income tax rate of 36.3%.

(s)	Represents the incremental interest expense, net of income taxes, on the portion of the $11.8 billion of debt issued in the transactions that is allocated to discontinued operations. The amount of debt allocated to discontinued operations is equal to EP Energy’s estimated fair value. Net proceeds received from the sale of EP Energy will be required by the terms of the 364-Day Facility and the Term Facility to be used to pay down debt.

(t)	To allocate net income to noncontrolling interests for pro forma adjustments related to the portion of EPB that El Paso does not own. El Paso owns a 2% general partner and a 41.8% limited partner interest in EPB with 56.2% of EPB being owned by noncontrolling interests. Pro forma adjustments related to EPB include a portion of the adjustments described in footnote (q) above to reflect (i) a reduction in interest expense related to the amortization of El Paso’s fair value of debt purchase price adjustment and (ii) the reversal of El Paso’s historical amortization expense associated with its capitalized debt issuance costs. The pro forma adjustments to noncontrolling interests were calculated by multiplying these two pro forma adjustments by 56.2%.

(u)	Assumes the 329.1 million Class P shares issued in conjunction with the second merger were outstanding as of January 1, 2010.

(v)	Assumes the shares issued in Kinder Morgan’s February 2011 Initial Public Offering and the related conversion of 1,110,672 Class P shares were outstanding as of January 1, 2010.

(w)	The following table sets forth the computation of basic and diluted earnings per share from continuing operations for the nine months ended September 30, 2011 (in millions, except per share amounts):

	Nine Months Ended September 30, 2011
	Net Income Available to Shareholders
	Class P	Class A	Participating Securities(1)	Total
Net income from continuing operations				$303.0
Less: noncontrolling interests				(166.9)

Net income attributable to shareholders from continuing operations				136.1
Kinder Morgan dividends declared during period	$236.4	$295.4	$25.4	(557.2)

Excess distributions over earnings	(178.8)	(242.2)	(0.1)	$(421.1)

Total net income attributable to shareholders from continuing operations	$57.6	$53.2	$25.3	$136.1

Basic Earnings Per Share from Continuing Operations
Basic Weighted Average Number of Shares Outstanding	440.0	596.1	N/A

Basic Earnings per Common Share from Continuing Operations(2)	$0.13	$0.09	N/A

Diluted Earnings per Share from Continuing Operations
Total net income attributable to shareholders from continuing operations (assuming conversions)(2)(3)	$136.1	$53.2	N/A

Diluted Weighted Average Number of Shares	1,036.5	596.1	N/A

Diluted Earnings per Common Share from Continuing Operations(2)	$0.13	$0.09	N/A

(1)	Participating securities include Class B shares, Class C shares and unvested restricted stock awards issued to non-senior management employees that contain rights to dividends.

(2)	The Class A shares earnings per share as compared to the Class P shares earnings per share is different due to the sharing of economic benefits (including dividends) amongst the Class A, B, and C shares. For the nine months ended September 30, 2011, this difference is created by the priority dividend paid to the Class B shareholders that reduces the dividends paid to the Class A shareholders. Class A, B and C shares owned by Richard Kinder, the Sponsor Investors, the Original Shareholders, and Other Management are referred to as “investor retained stock,” and are convertible into a fixed number of Class P shares. In the aggregate, the investor retained stock is entitled to receive a dividend per share on a fully converted basis equal to the dividend per share on the Class P common stock. The conversion of shares of investor retained stock into Class P shares will not increase Kinder Morgan’s total fully-converted shares outstanding, nor impact the aggregate dividends Kinder Morgan pays or the dividends Kinder Morgan pays per share on Class P common stock.

(3)	For the diluted earnings per share calculation, total net income attributable to shareholders from continuing operations is divided by the adjusted weighted average shares outstanding during the period, including all dilutive potential shares.

(x)	The following table sets forth the computation of basic and diluted earnings per share from continuing operations for the year ended December 31, 2010 (in millions, except per share amounts):

	Year Ended December 31, 2010
	Net Income Available to Shareholders
	Class P	Class A	Total
Net income from continuing operations			$722.1
Less: noncontrolling interests			(523.7)

Net income attributable to shareholders from continuing operations			198.4
Kinder Morgan dividends declared during period	$297.3	$402.7	(700.0)

Excess distributions over earnings	(213.0)	(288.6)	$(501.6)

Total net income attributable to shareholders from continuing operations	$84.3	$114.1	$198.4

Basic Earnings Per Share from Continuing Operations
Basic Weighted Average Number of Shares Outstanding	440.0	596.1

Basic Earnings per Common Share from Continuing Operations(2)	$0.19	$0.19

Diluted Earnings per Share from Continuing Operations
Total net income attributable to shareholders from continuing operations (assuming conversions)(1)	$198.4	$114.1

Diluted Weighted Average Number of Shares	1,036.1	596.1

Diluted Earnings per Common Share from Continuing Operations(2)	$0.19	$0.19

(1)	For the diluted earnings per share calculation, total net income attributable to shareholders from continuing operations is divided by the adjusted weighted average shares outstanding during the period, including all dilutive potential shares.

(2)	There were no priority dividends paid to the Class B shareholders in the year ended December 31, 2010; therefore, the Class P and Class A basic and diluted earnings per share amounts are identical.